CERTIFICATE OF AMENDMENT OF

RESTATED CERTIFICATE OF INCORPORATION OF

P-COM, INC.

(Pursuant to Section 242 of the

Delaware General Corporation Law)

P-COM, INC. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, by its duly authorized officer, does hereby certify:

FIRST: That the Board of Directors of the Corporation duly adopted resolutions setting forth proposed amendments to the Restated Certificate of Incorporation of the Corporation and declaring said amendments to be advisable and recommended for approval by the stockholders of the Corporation.

SECOND: That the amendments were duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

THIRD: That upon the effectiveness of this Certificate of Amendment, the first paragraph of Article IV of the Restated Certificate of Incorporation of the Corporation is hereby amended such that, as amended, said paragraph shall read in its entirety as follows:

This Corporation is authorized to issue two (2) classes of stock, to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares that this Corporation is authorized to issue is Two Hundred Fifty Two Million (252,000,000) shares. Two Hundred Fifty Million (250,000,000) shares shall be Common Stock, par value $.0001 per share, and Two Million (2,000,000) shares shall be Preferred Stock, par value $.0001 per share. Upon this amendment of this Article IV (the “Effective Time”), (i) each share of Series C Convertible Preferred Stock of the Corporation issued and outstanding shall be automatically converted into seven-eighths (7/8ths) of a share of Series G Convertible Preferred Stock and one thousand seven hundred fifty (1,750) shares of Common Stock of the Corporation, without any action by the holders thereof.

FOURTH: That upon the effectiveness of this Certificate of Amendment, the first paragraph of Article VI of the Restated Certificate of Incorporation of the Corporation is hereby amended such that, as amended, said paragraph shall read in its entirety as follows:

Elections of directors need not be by written ballot unless the Bylaws of this Corporation shall so provide. At each annual meeting of stockholders, directors of the Corporation shall be elected to hold office until the expiration of the term for which they are elected, and until their successors have been duly elected and qualified; except that if any such election shall not be so held, such election shall take place at a stockholders’ meeting called and held in accordance with the Delaware General Corporation Law.

IN WITNESS WHEREOF, this Certificate of Amendment of Restated Certificate of Incorporation has been executed on this 12th day of August, 2005.

P-COM, INC. By:	/s/ Daniel W. Rumsey

Daniel W. Rumsey Secretary